Exhibit 99.4

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

October 29, 2012	Trading Symbol: TSX – OLE OTC/BB – OLEPF Website: www.oromin.com

Oromin advises new website presentation re OJVG Gold Project

Oromin Explorations Ltd., on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), advises that it has posted to its website www.oromin.com in the section “Investors / Presentations” a new file titled Project Update – October 2012.

This website file summarizes OJVG Project milestones to date, sets out current project resources, compares the OJVG Project to a number of other gold projects in West Africa, provides diagrams of projected pit outlines for three of the more significant OJVG deposits, and summarizes the OJVG Project’s status as de-risked and construction-ready.

Oromin is continuing to work with its OJVG partners to assess development, financing and strategic alternatives towards maximizing the OJVG Project’s value, including discussions with various parties that could lead to a potential acquisition of Oromin.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statement

The website file Project Update – October 2012 contains a set of Cautionary Statements regarding forward-looking statements. Persons who access the website file should read the Cautionary Statements included therein.